FORM 11-K

                     SECURITIES AND EXCHANGE COMMISSION

                             Washington, DC  20549

                             __________________

            (X)   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

            For the fiscal year ended    December 31, 1993

                                      OR

            ( )   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                  THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE
                  REQUIRED)

            Commission File No. 1-9294

                              __________________

                             IMO INDUSTRIES INC.
                         EMPLOYEES STOCK SAVINGS PLAN

                           (Full Title of the Plan)



                             Imo Industries Inc.
                             3450 Princeton Pike
                            Lawrenceville, NJ  08648

                    (Name of Issuer of the Securities Held
                     Pursuant to the Plan and the Address
                      of its Principal Executive Office)

              IMO INDUSTRIES INC. EMPLOYEES STOCK SAVING PLAN

                       ANNUAL REPORT ON FORM 11-K
                            December 31, 1993

                                   INDEX



                                                                     Page
                                                                  Reference

SIGNATURE PAGE . . . . . . . . . . . . . . . . . . . . . . . . . . .   3

AUDITED FINANCIAL STATEMENTS

   Report of Independent Auditors. . . . . . . . . . . . . . . . . .   5
   Statements of Net Assets Available for Plan Benefits. . . . . . .  6-7
   Statements of Changes in Net Assets Available for Plan Benefits .  8-9
   Notes to Financial Statements . . . . . . . . . . . . . . . . . . 10-12

SUPPLEMENTARY INFORMATION

   Assets Held for Investment. . . . . . . . . . . . . . . . . . . .  13
   Reportable Transactions . . . . . . . . . . . . . . . . . . . . .  14

EXHIBITS

   Consent of Independent Auditors . . . . . . . . . . . . . . . . .  15

                                    Signatures

           Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




IMO INDUSTRIES INC.
EMPLOYEES STOCK SAVINGS PLAN
(Name of Plan)

    /s/ Donald F. Vosburgh


Donald F. Vosburgh
Vice President, Human Resources
Imo Industries Inc.




For Administrative Committee

Date:  July 8, 1994

            IMO INDUSTRIES INC. EMPLOYEES STOCK SAVINGS PLAN

       AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

                               December 31, 1993



Audited Financial Statements

Report of Independent Auditors . . . . . . . . . . . . . . . . . . .   5
Statements of Net Assets Available for Plan Benefits . . . . . . . .   6-7
Statements of Changes in Net Assets Available for Plan Benefits. . .   8-9
Notes to Financial Statements. . . . . . . . . . . . . . . . . . . .  10-12


Supplementary Information

Assets Held for Investment . . . . . . . . . . . . . . . . . . . .    13
Reportable Transactions. . . . . . . . . . . . . . . . . . . . . .    14

                        Report of Independent Auditors


Administrative Committee of the Imo Industries Inc. Employees Stock Savings
Plan

We have audited the accompanying statements of net assets available for plan benefits of the Imo Industries Inc. Employees Stock Savings Plan as of
December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1993 and 1992, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1993 and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the December 31, 1993 financial statements and, in our opinion, are fairly stated in all material respects in relation to the December 31, 1993 financial statements taken as a whole.





                                                    /s/ Ernst & Young


Princeton, NJ
June 29, 1994

                                            Imo Industries Inc.
                                        Employees Stock Savings Plan
                            STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                             -------------------------- Year Ended December 31, 1993 ---------------------------
                                    Imo                          Merrill Lynch
                               Industries          Merrill         Retirement      Commonwealth
                                   Inc.             Lynch         Preservation     Equity Total
                                  Common           Capital       Trust & Fixed    Return Account
                                   Stock            Fund        Income Accounts      Contract          Total
INVESTMENTS
  - At Market Value:

Imo Industries Inc.
  Common Stock (cost
  of $18,550,006)
  (1,326,673 shares)              $12,271,722                                                         $12,271,722

Merrill Lynch Capital
  Fund (cost of
  $12,428,272)
  (489,895 shares)                                 $13,702,371                                         13,702,371

Income Accounts
  (cost approximates
  market value)                                                      $50,860,664                       50,860,664

Commonwealth Equity
  Total Return
  Account Contract
  (cost of $4,133,196)
  (8,340 shares)                                                                      $4,738,742        4,738,742

    TOTAL INVESTMENTS              12,271,722       13,702,371        50,860,664       4,738,742       81,573,499

Cash and Cash
  Equivalents                                                            236,459                          236,459

Accrued Interest and
  Dividends Receivable                                                     5,225                            5,225

Contributions
  (Paid) Received
  In Advance                            1,488          (12,476)           (4,695)            770          (14,913)

Due from (to)
  Other Funds                          46,585          521,680          (813,296)        245,031                0

NET ASSETS AVAILABLE
FOR PLAN BENEFITS                 $12,319,795      $14,211,575       $50,284,357      $4,984,543      $81,800,270


See notes to financial statements


                                            Imo Industries Inc.
                                        Employees Stock Savings Plan
                           STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                             ---------------------- Year Ended December 31, 1992* ----------------------------
                                    Imo                          Merrill Lynch
                             Industries            Merrill         Retirement      Commonwealth
                                   Inc.             Lynch         Preservation     Equity Total
                                  Common           Capital       Trust & Fixed    Return Account
                                   Stock            Fund        Income Accounts      Contract          Total
INVESTMENTS
  - At Market Value:

Imo Industries Inc.
  Common Stock (cost
  of $19,791,512)
  (1,375,976 shares)               $8,943,841                                                          $8,943,841

Merrill Lynch Capital
  Fund (cost of
  $11,239,603)                                                                                         11,884,840
  (451,380 shares)                                 $11,884,840

Income Accounts
  (cost approximates
  market value)                                                      $52,444,628                       52,444,628

Commonwealth Equity
  Total Return
  Account Contract
  (cost of $3,395,739)
  (7,063 shares)                                                                      $3,645,769        3,645,769

TOTAL INVESTMENTS                   8,943,841       11,884,840        52,444,628       3,645,769       76,919,078

Cash and Cash
  Equivalents                             167                             25,760                           25,927

Accrued Interest and
  Dividends Receivable                  4,180                              6,088                           10,268

Contributions
  (Paid) Received
  In Advance                          (34,772)         (22,748)          (18,010)         (2,778)         (78,308)

Due from(to)
  Other Funds                        (518,571)         (15,714)          532,422           1,863                0

NET ASSETS AVAILABLE
FOR PLAN BENEFITS                  $8,394,845      $11,846,378       $52,990,888      $3,644,854      $76,876,965

See notes to financial statements

*Reclassified to conform to 1993 presentation.

                                                  Imo Industries Inc.
                                              Employees Stock Savings Plan
                             STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                             ---------------------- Year Ended December 31, 1993------------------------------
                                   Imo                           Merrill Lynch
                              Industries           Merrill         Retirement      Commonwealth
                                   Inc.             Lynch         Preservation     Equity Total
                                  Common           Capital       Trust & Fixed    Return Account
                                   Stock            Fund        Income Accounts      Contract          Total
ADDITIONS

Net Investment Income:
  Interest                             $4,338                         $3,453,518                       $3,457,856
  Dividends                                 0         $880,617                                            880,617
   Total Net
   Investment Income                    4,338          880,617         3,453,518               0        4,338,473

Contributions:
  Participants                        889,827        1,666,289         3,367,500         788,831        6,712,447
  Employer                                                                                                      0

Interfund Transfers                   (98,375)       1,138,083        (1,694,604)        654,896                0

Transfers from
  Other Plans                           5,205            5,000            34,765           5,664           50,634


TOTAL ADDITIONS                       800,995        3,689,989         5,161,179       1,449,391       11,101,554


DEDUCTIONS

Distributions to
  participants:
 Shares                               551,577          319,613                                            871,190
 Cash                                 814,946        1,299,852         7,867,710         577,724       10,560,232

TOTAL DEDUCTIONS                    1,366,523        1,619,465         7,867,710         577,724       11,431,422

Net Additions
  (Deductions)                       (565,528)       2,070,524        (2,706,531)        871,667         (329,868)

Net realized and
 unrealized gain
 (loss) on
 investments                        4,490,478          294,673                           468,022        5,253,173

Net assets
 available for
 plan benefits at
 beginning of year                  8,394,845       11,846,378        52,990,888       3,644,854       76,876,965

NET ASSETS
 AVAILABLE FOR PLAN
 BENEFITS AT END
 OF YEAR                          $12,319,795      $14,211,575       $50,284,357      $4,984,543      $81,800,270


See notes to financial statements

                                                  Imo Industries Inc.
                                              Employees Stock Savings Plan
                             STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                             ---------------------- Year Ended December 31, 1992* ----------------------------
                                   Imo                           Merrill Lynch
                              Industries           Merrill         Retirement      Commonwealth
                                   Inc.             Lynch         Preservation     Equity Total
                                  Common           Capital       Trust & Fixed    Return Account
                                   Stock            Fund        Income Accounts      Contract          Total
ADDITIONS

Net Investment Income:
  Interest                             $4,130                         $3,950,000                       $3,954,130
  Dividends                           499,786         $779,754                                          1,279,540
   Total Net
   Investment Income                  503,916          779,754         3,950,000               0        5,233,670

Contributions:
  Participants                      1,178,148        1,896,755         4,371,876         616,786        8,063,565
  Employer                          1,821,298                                                           1,821,298

Interfund Transfers                  (316,259)       3,209,951        (5,842,776)      2,949,084                0

Transfers from
  Other Plans                           1,956            6,236            84,441          12,500          105,133

TOTAL ADDITIONS                     3,189,059        5,892,696         2,563,541       3,578,370       15,223,666

DEDUCTIONS

Distributions to
  participants:
 Shares                               410,726          262,135                                            672,861
 Cash                               1,239,717          925,252         5,879,409         187,965        8,232,343

TOTAL DEDUCTIONS                    1,650,443        1,187,387         5,879,409         187,965        8,905,204

Net Additions
  (Deductions)                      1,538,616        4,705,309        (3,315,868)      3,390,405        6,318,462

Net realized and
 unrealized gain
 (loss) on
 investments                       (5,999,613)        (279,729)                          254,449       (6,024,893)

Net assets
 available for
 plan benefits at
 beginning of year                 12,855,842        7,420,798        56,306,756               0       76,583,396

NET ASSETS
 AVAILABLE FOR PLAN
 BENEFITS AT END
 OF YEAR                           $8,394,845      $11,846,378       $52,990,888      $3,644,854      $76,876,965


See notes to financial statements

*Reclassified to conform to 1993 presentation.

                          IMO INDUSTRIES INC.
                      EMPLOYEES STOCK SAVINGS PLAN

                      NOTES TO FINANCIAL STATEMENTS

                            December 31, 1993

NOTE A -- DESCRIPTION OF THE PLAN

     The Imo Industries Inc. Employees Stock Savings Plan (the "Plan") is an employee benefit plan in which substantially all employees of Imo Industries Inc. and its subsidiaries (the "Company") may participate upon completion of three months of service. The following employees are not eligible to participate in the Plan: (i) employees whose employment contracts exclude them from participation;
(ii) members of a collective bargaining unit covered by a collective bargaining agreement that does not specifically provide for their coverage; (iii) temporary hourly-paid employees; (iv) employees who are employed at a division or facility specifically excluded from participation; and (v) employees paid on a non-United States payroll.

Under the Plan, eligible employees may contribute from 1% to 12% of their compensation on a pre-tax basis, up to a maximum of $8,994 for the 1993 calendar year. The Company may provide a matching contribution of up to 75% of the first 6% of each participant's pre-tax contribution as determined from time to time by the Company's Board of Directors. From January 1 to June 30, 1992, the Company's matching percentage was 50% of the first 6% of each participant's pre-tax contribution. Effective July 1, 1992 the Company suspended the matching contribution.

A participant's interest in his pre-tax contributions and the Company's matching contributions is at all times 100% vested and nonforfeitable. Distributions are made upon a participant's death, disability or other termination of employment; however, limited withdrawal rights in the event of a financial hardship apply with respect to a participant's pre-tax contributions. A participant's right or interest under the Plan is not transferable or assignable.

Participants may elect to have their pre-tax contributions invested in one of the following ways in 10% increments: (i) in the Company's Common Stock; (ii) in the Merrill Lynch Capital Fund, Inc., a mutual fund investing in equity, debt and convertible securities; (iii) in the Commonwealth Equity Total Return Account Contract which matches the total return of the S&P 500 Index or (iv) the Merrill Lynch Retirement Preservation Trust, a collective trust fund consisting principally of guaranteed insurance contracts. The Company's matching contributions to the Plan are to be invested in the Company's Common Stock, and any dividends received will be reinvested in the Company's Common Stock. On the first day of each quarter of any plan year, participants may change the contribution rate of any investment option, change investment options for their future contributions and redirect investments already in their accounts.

                            IMO INDUSTRIES INC.
                        EMPLOYEES STOCK SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS (Continued)

                              December 31, 1993


NOTE A -- DESCRIPTION OF THE PLAN - Continued


The Company has the right to amend the Plan in such manner as it may determine, provided that no such amendment may divert any portion of the vested account, cause the diversion of plan assets or, without stockholder approval, increase the maximum rate of employer contribution.

NOTE B -- SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents: Cash and cash equivalents consist of amounts temporarily invested by the Trustee in a short-term income producing fund (Cash Fund), pending the investment of the amounts in one of the Plan's investment alternatives.

Accounting for Investments: The Plan's investment in the Company's Common Stock is valued at the closing price on the last business day of the fiscal year on the New York Stock Exchange. The fixed income accounts and the Merrill Lynch Retirement Preservation Trust are valued at cost plus accrued interest which approximates market value. Shares of the Merrill Lynch Capital Fund and the Commonwealth Equity Total Return Account Contract are valued at the net asset value per share reported by such Funds.

Investment transactions are accounted for on the date the securities are purchased or sold (trade date). The cost of shares sold or distributed is determined on an average cost basis. Dividend income is recorded on the ex-dividend date and interest income is accrued as earned.

Investments in certain fixed income accounts which exceeded 5% of net assets available for plan benefits as of December 31, 1993 are as follows:

                            IMO INDUSTRIES INC.
                        EMPLOYEES STOCK SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS (Continued)

                              December 31, 1993

NOTE B -- SIGNIFICANT ACCOUNTING POLICIES - Continued

                            Description of
  Identity of           Investment Including
Issuer, Borrower        Maturing Date, Rate
   Lessor or               of Interest, Par                    Current
 Similar Party           or Maturity Value          Cost        Value

Transamerica Life     9% Group Annuity Contract, $4,407,036   $4,407,036
  Insurance Company   Due 12/31/93

                      8.45% Group Annuity         8,734,348    8,734,348
                      Contract, Due 12/31/95

Merrill Lynch         Merrill Lynch Retirement   37,274,015   37,274,015
  Trust Company       Preservation Trust

Expenses:  All Plan administrative expenses are paid by the Company.

Income Taxes: The Plan is qualified as a profit sharing plan, and its related trust and custodial accounts are exempt from federal income tax, under the Internal Revenue Code. Participants are not subject to income tax on employer contributions, contributions made through salary deferrals, or income credited to their accounts until these amounts are distributed.

NOTE C -- WITHDRAWALS PAYABLE

At December 31, 1993 and 1992, withdrawals requested but not yet paid were:

                                          12/31/93           12/31/92

Imo Industries Inc. Common Fund           $ 45,284         $   10,727
Merrill Lynch Capital Fund                  65,004             69,269
Merrill Lynch Retirement Preservation
  Trust and Fixed Income Accounts          695,949            983,702
Commonwealth Equity Total Return Account
  Contract                                  29,932             11,292

                                          $836,169         $1,074,990

                       IMO INDUSTRIES INC. EMPLOYEES STOCK SAVINGS PLAN
                                (Supplementary Information)
                            SCHEDULE OF ASSETS HELD FOR INVESTMENT

                                    December 31, 1993

                                    Description of
                                Investment Maturity Date,
Identity of Issuer, Borrower    Rate of Interest, Par or                          Current
  Lessor or Similar Party            Maturity Value              Cost              Value
Common Stock:                   1,326,673 Shares of
  Imo Industries Inc.*            Common Stock              $    18,550,006    $   12,271,722

Capital Fund:
  Merrill Lynch Capital Fund    489,895 Shares                   12,428,272        13,702,371

Equity Index Fund:
  Commonwealth Equity Total
    Return Account Contract     8,340 Shares                      4,133,196         4,738,742

Income Fund Acounts:
  Transamerica Life
    Insurance Company

                                9.00% Group Annuity
                                Contract, Due 12/31/93            4,407,036         4,407,036

                                8.45% Group Annuity
                                Contract, Due 12/31/95            8,734,348         8,734,348

  Principal Financial Group     9.45% Group Annuity
                                Contract, Due 4/30/94               275,559           275,559

                                  Group Annuity Contract
                                  and GIC Sub-Total              13,416,943        13,416,943

  EBP Real Estate Fund          100 Units                           136,859            39,791

  Southland Real Estate
    Equity Fund                 112.96 Units                        157,503           129,915

                                  Real Estate Sub-Total             294,362           169,706

Merrill Lynch Retirement
  Preservation Trust                                             37,274,015        37,274,015

                                  Income Fund Sub-Total          50,985,320        50,860,664

                                TOTAL                       $    86,096,794     $  81,573,499

*Imo Industries Inc. is sponsor to the Plan.

                        IMO INDUSTRIES INC. EMPLOYEES STOCK SAVINGS PLAN
                                   (Supplementary Information)
                               SCHEDULE OF REPORTABLE TRANSACTIONS

                                   Year Ended December 31, 1993

                      Number of       Purchase      Selling          Cost          Gain
Investment           Transactions      Price         Price           Basis        (Loss)
CATEGORY iii - Series of Transactions in Excess of 5% of Fair Value of Plan Assets




Merrill Lynch                78       $8,005,728
  Retirement
  Preservation Trust

Merrill Lynch                25                      $5,996,551     $5,996,551        $0
  Retirement
  Preservation Trust

Merrill Lynch                58        3,186,906
  Capital Fund

Merrill Lynch                23                       1,776,724      1,678,624    98,100
  Capital Fund



NOTE: There are no reportable transactions under CATEGORY i, ii or iv during the year ended December 31, 1993.

EXHIBIT 24 -- CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statements (Forms S-8 No. 33-13362 and No. 33-41260) pertaining to the Imo Industries Inc. Employees Stock Savings Plan and in the Registration Statement (Form S-8 No. 33-26118) pertaining to the Imo Industries Inc. Equity Incentive Plan for Key Employees and the Equity Incentive Plan for Outside Directors of Imo Industries Inc. of our report dated June 29, 1994, with respect to the financial statements and schedules of the Imo Industries Inc. Employees Stock Savings Plan included in the Annual Report (Form 11-K) for the year ended December 31, 1993.





                                                     /s/ Ernst & Young


Princeton, New Jersey
July 8, 1994